Filed Pursuant to Rule 433
Dated October 4, 2007
Registration Nos. 333-106040; 333-143992
American International Group, Inc.
5.450% Medium-Term Notes, Series MP, Matched Investment Program, Due May 18, 2017
(Second Reopening)
Term Sheet

Issuer:	American International Group, Inc.

Ratings:	Aa2(Moody’s)(stable)/AA(Standard & Poor’s)(stable)/AA(Fitch)(stable)

Type:	Senior Unsecured

Principal Amount:	$200,000,000

Use of Proceeds:	Matched Investment Program

Trade Date:	October 4, 2007

Issue Date (Settlement Date):	October 10, 2007 (T+3)

Maturity Date:	May 18, 2017

Interest Rate:	5.450%

Interest Payment Dates:	Semi-annually on the 18th of May and November, commencing November 18, 2007

Price to Public:	98.360% plus accrued interest of $4,299,444.44 from May 18, 2007

Underwriting Discount:	0.109%

All-In Price:	98.251% plus accrued interest of $4,299,444.44 from May 18, 2007

Net Proceeds:	$196,502,000 plus accrued interest of $4,299,444.44 from May 18, 2007

Redemption Provisions:	None

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Managing Underwriter:	Wachovia Capital Markets, LLC

CUSIP:	02687QBW7
     The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.